# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001193125-19-039175
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Bernard Stanford, Two International Place, Boston, Massachusetts (MA), 02110, (617) 248-5000

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 10,118,349; sole dispositive power 3,852; shared dispositive power 10,118,349; aggregate amount beneficially owned 10,122,201 (8.3% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (3.9% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- LIPO Investments (USA), Inc.: citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,751,596; sole dispositive power 0; shared dispositive power 3,757,596; aggregate amount beneficially owned 3,757,596 (3.1% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 922,500; sole dispositive power 0; shared dispositive power 922,500; aggregate amount beneficially owned 922,500 (0.8% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 922,500; sole dispositive power 0; shared dispositive power 922,500; aggregate amount beneficially owned 922,500 (0.8% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,191,484; sole dispositive power 0; shared dispositive power 1,191,484; aggregate amount beneficially owned 1,191,484 (1% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.
- Low Tide Properties Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 328,292; shared dispositive power 328,292; aggregate amount beneficially owned 328,292 (0.3% of the class)
  Comment: Comment relating to row 13: Based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding on November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock, as disclosed by the Issuer on November 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

Anamered may be deemed to beneficially own 4,755,218 shares of the Issuer's common stock, or 3.9%. LIPO may be deemed to beneficially own 3,751,596 shares of the Issuer's common stock, or 3.1%. Each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 922,500 shares of the Issuer's common stock, or 0.8%. Five Boys may be deemed to beneficially own 91,760 shars of the Issuer's common stock, or 0.1%. Mrs. Wilson may be deemed to beneficially own 1,191,484 shares of the Issuer's common stock, or 1.0%, being 268,984 shares held by Mrs. Wilson and 922,500 shares held by Wilson 5. Low Tide may be deemed to beneficially own 328,292 shares of the Issuer's common stock, or 0.3%. Mr. Wilson may be deemed to beneficially own 10,122,201 shares of the Issuer's common stock, or 8.3%, including the shares held by the other Reporting Persons. The foregoing is based on 116,667,564 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of November 29, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer's common stock disclosed by the Issuer as outstanding as of November 29, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 18, 2024, Low Tide terminated its previously disclosed credit line with RBC Dominion Securities Inc.

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (12/19/2024)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/19/2024)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/19/2024)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (12/19/2024)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/19/2024)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/19/2024)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (12/19/2024)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/19/2024)